Mail Stop 3561

July 30, 2008

Allen Huie, Chief Executive Officer
China Renewable Energy Holdings, Inc.
Suite 802, Beautiful Group Tower
74-77 Connaught Road Central
HONG KONG

   Re: China Renewable Energy Holdings, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed July 7, 2008
     File No. 333-150544
     Quarterly Report on Form 10-Q for the Period Ended March 31, 2008
     Filed May 20, 2008
     File No. 0-52918

Dear Mr. Huie:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Form S-1

Outside Front Cover Page

1. We note your responses to comments 1 and 10 in our letter dated May 29, 2008. In your revised disclosure, we note your references here and in your Management's Discussion and Analysis of Financial Condition and Results of Operations section to the fact that your financial statements contain "an explanatory paragraph regarding [y]our ability to continue as a going concern." Please revise this language, as you have on page three of your document, to reflect that your auditors have expressed substantial doubt about your ability to continue as a going concern. In this regard, please move your Going Concern subsection closer to the beginning of your

Management's Discussion and Analysis of Financial Condition and Results of Operations section.

2. We note your response to comment 3 in our letter dated May 29, 2008. In your revised disclosure, you state that your selling security holders "may" offer and sell their shares at a fixed price of $2.00 per share. Please revise this disclosure to state that your selling security holders "will" offer and sell their shares at a fixed price of $2.00 per share or tell us why it is not appropriate for you to do so. In this regard, please revise the third paragraph on page five, and throughout your document as appropriate, to make clear that your selling security holders will offer and sell their shares at the fixed price of $2.00 per share until your shares become quoted on the Over-the-Counter Bulletin Board.

Outside Back Cover Page

3. We note your response to comment 4 in our letter dated May 29, 2008. Please move the paragraph following the Dealer Prospectus Delivery Obligation to the outside front cover page of the prospectus and revise that paragraph so that it conforms to Item 501 of Regulation S-K. In the alternative, please tell us why this disclosure is appropriate and in the proper location.

About This Prospectus, page 3

4. The forepart of your document should consist of the cover page, summary, and risk factors. Please move your new disclosure in the About This Prospectus section to a more appropriate location in the document.

Prospectus Summary, page 3

5. We note your response to comment 5 in our letter dated May 29, 2008. However, it appears that you have not removed from the summary and elsewhere in the forepart of your document all defined terms and abbreviations. For example, we note that you refer to China Clean & Renewable Energy Limited as "CCRE," Renewable Energy Enterprises (Shanghai) Company, Ltd. as "REESC," the Peoples Republic of China as "PRC," and Section 404 of the Sarbanes-Oxley Act of 2002 as "SOX 404." Please revise or advise.

6. We note your response to comment 6 in our letter dated May 29, 2008. On page four, you state that there is no current market for your common stock but that you are in discussions with various market makers to arrange for an application to have your common stock quoted on the Over-the-Counter Bulletin Board. Please state clearly that there is no guarantee that your shares will be quoted on the Over-the-Counter Bulletin Board and explain the application process for having your shares quoted on

the Over-the-Counter Bulletin Board. Also, please discuss the impact that not being quoted may have on your common stock's liquidity.

Risk Factors, page 6

7. We note your response to comment 8 in our letter dated May 29, 2008. Additionally, please address the following regarding your Risk Factors section:

- Please revise your risk factors generally to remove any language that may mitigate the risk to you. For example, in the second risk factor on page six, you state that you believe that your working capital is sufficient to fund your operating expenses for the next 12 months while discussing your going concern risk. As another example, in first risk factor on page 12, you state that you intend to expand your board membership in future periods to include independent directors while discussing the risk of interested director transactions.

- In the second sentence of the first risk factor on page seven's heading, you state that your capital raising efforts may be dilutive to your shareholders or result in increased interest expense in the future. However, the risk factor does not discuss either dilution or interest expense. Please revise or advise.

- Please revise the last risk factor on page seven into separate risk factors because it appears that you discuss multiple risks in that one risk factor. Specifically, it appears that the last sentence of this risk factor discusses the risk of failing to retain clients, but the rest of the risk factor discusses the risk to you of insufficient demand for carbon-emission reduction and renewable energy projects.

- In the second full risk factor on page eight, please disclose the executive officers on which you are dependent.

- In the first risk factor on page nine, you discuss the risk that shareholders may face in effecting service of process on your officers and directors. Please tell us, with a view to disclosure, whether you or any of your officers or directors have agreed to accept service of process for any or all proceedings in the United States and whether you or your officers or directors have agreed to accept and comply with any or all judgments of courts in the United States obtained against you, your officers, or your directors predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. If so, please tell us why you have included this risk factor as a risk to you. If not, please disclose this fact and discuss this risk.

- Please revise or combine the second and third risk factors on page nine so that they are not repetitive or clarify why each risk factor constitutes a separate risk to you.

Management's Discussion and Analysis of Financial Condition and Results of…, page 15

8. We note your response to comment 11 in our letter dated May 29, 2008. In the second paragraph on page 17, you state that you "continue to actively market [y]our company and, based upon meetings with prospective clients, [you] reasonably believe that a number of these prospects will retain [y]our services prior to the end of 2008." Please explain why you "reasonably believe" that a number of these prospective clients will retain your services before the end of 2008. In this regard, of these prospective clients that you reasonably believe will retain your services, please discuss the services you will provide and size of projects in which you reasonably believe you may be engaged. Also, in the third paragraph on page 17, you state that you have the $330,000 in cash you require to continue your marketing efforts and pay operating expenses over the next 12 months. Please specify the marketing efforts and operating expenses for which you will need the $330,000 during this period.

Recent Capital Raising Transactions, page 20

9. We note your response to comment 14 in our letter dated May 29, 2008. In that response, you state that you filed the form of subscription agreement for the February to April 2008 offering as Exhibit 10.3 to this registration statement. Also, you state that there are no other agreements associated with this offering. Further, on page 20, you state that you "agreed to undertake to file a registration statement within 60 days following the closing date of the acquisition of a business opportunity in order to register the shares of common stock sold in the private offering." However, it does not appear that your undertaking to file a registration statement within 60 days of an acquisition is, in fact, included in the subscription agreement you filed with us as Exhibit 10.3. Therefore, please file the agreement in which you made this undertaking or tell us where it is otherwise documented.

Our Business, page 21

10. We note your response to comment 15 in our letter dated May 29, 2008. In your revised disclosure, you include many factual statements, but you have not indicated whether the source or sources of this information is based upon management's belief, industry data, reports, articles, or any other source. If the statements are based upon management's belief, please indicate that and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please disclose the source or sources and provide these documents to us appropriately marked and dated. In this regard, please provide us with the source or sources

regarding your discussion of the Kyoto Protocol and China's National Action Plan on Climate Change and all factual statements, such as "it is anticipated that most countries will devolve their emissions targets to individual industrial entities" and "costs of emission reduction [are] typically much lower in Non-Annex I countries than in Annex I countries." Also, please provide us with the bases for the statements of your beliefs, such as when you state that you believe "China is the largest potential CDM market in the world" and you believe "there are significant opportunities to provide consultancy services to companies seeking to develop CDM projects in China."

11. We note your response to comment 16 in our letter dated May 29, 2008. On page 21, you state that you have had only one consulting client, HOL, Inc., to which you provided a feasibility study on a hydro-power project in China and advice on applying for carbon credits on the project. Please disclose the amount of time you devoted to complete this project and the compensation you received for your services. Also, on page 24, you discuss your consultancy agreement with RHT Limited and disclose that you will receive certain fees on a contingency basis. Please disclose whether you will receive any compensation other than these contingency fees.

Competition, page 26

12. We note your response to comment 18 in our letter dated May 29, 2008. In your revised disclosure, you state that you "believe that the professional reputations and their numerous years of experience within China will assist [you] in securing clients for [y]our services." Please revise this statement and clarify to whom you are referring.

Management, page 27

13. We note your response to comment 21 in our letter dated May 29, 2008. It appears that there is a gap in the business experience of Tim Leung Wong from December 2003 to April 2004. Please revise or advise. Also, please tell us why you no longer believe that Chung ha Cha's business experience is a material disclosure.

Certain Relationships and Related Transactions and Director Independence, page 36

14. We note your response to comment 24 in our letter dated May 29, 2008. In that response, and in the new disclosure you provide in your General subsection on page 37, you state that the related party transactions to which you refer "are as fair as what could have been obtained from unaffiliated third parties." Please disclose whether the related party transactions and agreements you discuss in this document contained terms that were comparable to the terms you would have received from unaffiliated third parties.

15. In this regard, you state that Peter Goldstein and Allen Huie voluntarily canceled some of their shares of your common stock. Please disclose why each individual agreed to cancel the shares, including what consideration, if any, each received for canceling the shares.

Agreement with Grandview Capital, Inc., page 37

16. We note your response to comment 26 in our letter dated May 29, 2008. Please revise your new disclosure to explain and clarify the services Grandview Capital, Inc. will provide you without using jargon. For example, you state that Grandview Capital will assist you "in the ongoing review and adjustment of [your] strategic plan for growth of [your] business and or raising capital," "in developing a capital structure plan for stages of capital infusion with valuations for each stage," and in "identifying, negotiating, and finalizing strategic relationships." Please clarify the meaning of these endeavors with which Grandview Capital will assist you. As another example, you state that Grandview Capital will "[p]rovide advisory services from time to time and by both parties and documented in writing." Please clarify what you mean by "from time to time and by both parties" and describe how the "advisory services" you reference here differ from the services you mention in the other bullet points in this section.

17. Also, in the fifth bullet point of this subsection, you state that Grandview Capital, Inc. will assist you in developing and implementing a viable exit strategy for the shareholders as a publicly traded company with an initial "listing" on the Over-the-Counter Bulletin Board. Please revise to indicate that your shares may be "quoted" on the Over-the-Counter Bulletin Board, because the Over-the-Counter Bulletin Board is not an exchange on which shares are "listed."

Selling Security Holders, page 39

18. We note your responses to comments 31 and 32 in our letter dated May 29, 2008. In your new disclosure, you state that Peter Goldstein "acquired the shares as a founder of the company for par value of $0.001 per share in 1999" and at that time had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If true, please state specifically that Mr. Goldstein purchased the securities in the ordinary course of business. Otherwise, please disclose the context in which Mr. Goldstein purchased the shares.

Combined Statement of Changes in Stockholders' Deficiency, page F-16

19. We note your responses to comments 45 and 46 in our letter dated May 29, 2008. Please explain why you are reflecting the issuance of 15,800,000 shares for cash of $15,000, the issuance of 800,000 shares for a subscription receivable, and the cancellation of 500,000 shares as fiscal 2006 transactions given your disclosures in

the second and sixth paragraphs on page F-22, which indicate that each of these transactions occurred during fiscal 2007. Additionally, please explain why you are reflecting the cancellation of 15,000,000 shares as a fiscal 2007 transaction given your disclosure in the last paragraph on page F-22, which indicates that the share cancellation occurred in April 2008.

Combined Statements of Cash Flow, page F-17

20. We note your response to comment 44 in our letter dated May 29, 2008. We believe the substance of these transactions is a capital contribution by your then-principal stockholder accompanied by an operating cash outflow to pay for the operating expenses. As the proceeds from capital contributions represent financing cash flows pursuant to paragraph 19 of SFAS 95, please revise your statements of cash flows to present the "in-kind contributions" of your principal stockholder as a financing as opposed to operating activity. See the guidance in SFAS 154 regarding the correction of an error in previously issued financial statements. If you believe the revision to the statements of cash flows is not material to warrant characterization as a restatement, please tell us in detail the basis for your position. See SAB Topic 1:M for guidance regarding materiality.

Item 17. Undertakings, page II-3

21. We note your response to comment 36 in our letter dated May 29, 2008. In your revised Undertakings section, you now include, in paragraph 4, the undertaking required if you are relying on Rule 430A, and you also include, in paragraph 6, the undertaking required if you are relying on Rule 430C. Please tell us whether you are relying on Rule 430A or Rule 430C and include the appropriate undertaking for that rule. Also, please revise your undertaking in paragraph 5(i) to include the reference to Rule 424 and revise the undertaking in paragraph 5(ii) to replace "small business issuer" with "registrant." See Items 512(a)(6)(i) and 512(a)(6)(ii) of Regulation S-K.

Form 10-Q for the Period Ended March 31, 2008

Item 4T. Controls and Procedures, page 7

22. We note your responses to comments 48 and 49 in our letter dated May 29, 2008. Please confirm for us, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In this regard, please confirm that you will include this revised disclosure in future filings.

Also, if true, please confirm for us that you used the term, "her," in error and meant instead to use the term, "him," in reference to Allen Huie. In this regard, please confirm that you will include this revised disclosure in future filings.

*　　　*　　　*　　　*　　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact, Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel, Senior Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin M. Olson, Attorney-Advisor, at (202) 551-3331, John Fieldsend, Attorney-Advisor, at (202) 551-3343, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Roxanne K. Beilly, Esq.
        Schneider Weinberger & Beilly LLP
        Via Facsimile